UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

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<u>8X8, INC.</u>

(Name of Registrant as Specified in its Charter)

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8X8, INC.

NOTICE OF THE 2009 ANNUAL MEETING OF STOCKHOLDERS

JULY 30, 2009

Dear Stockholder:

The 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") of 8x8, Inc., a Delaware corporation (the "Company"), will be held Thursday, July 30, 2009, at 10:00 a.m., local time, at the corporate offices of the Company at 3151 Jay Street, Santa Clara, California 95054, for the following purposes:

1. To elect five directors to hold office until the 2010 Annual Meeting of Stockholders and until their respective successors have been elected and qualified. The nominees are Bryan R. Martin, Guy L. Hecker, Jr., Christopher McNiffe, Joe Parkinson, and Donn Wilson;

2. To ratify the appointment of Moss Adams LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2010;

3. To approve an amendment of the Company's Restated Certificate of Incorporation to effect a reverse stock split of the Company's common stock, par value $0.001 per share, and grant to the Company's Board of Directors the authority to set the ratio for the reverse stock split in the range of one-for-two (1:2) to one-for-ten (1:10), in its sole discretion. The Company's Board of Directors may alternatively elect to abandon such proposed amendment and not effect the reverse stock split authorized by stockholders, in its sole discretion; and

4. To transact such other business as may properly come before the 2009 Annual Meeting or any adjournment of the 2009 Annual Meeting.

These items of business are more fully described in the proxy statement accompanying this notice. Only stockholders of record at the close of business on June 2, 2009, are entitled to notice of and to vote at the 2009 Annual Meeting or at any adjournment or postponement thereof.

All stockholders are cordially invited to attend the 2009 Annual Meeting in person. However, to ensure your representation at the 2009 Annual Meeting, you are urged to vote as promptly as possible. Any stockholder of record attending the 2009 Annual Meeting may vote in person even if he or she has previously returned a proxy. For ten days prior to the 2009 Annual Meeting, a complete list of stockholders entitled to vote at the 2009 Annual Meeting will be available for examination by any stockholder, for any purpose relating to this 2009 Annual Meeting, during ordinary business hours at the Company's corporate headquarters located at 3151 Jay Street, Santa Clara, California 95054.

By Order of the Board of Directors



Bryan R. Martin
Chairman and Chief Executive Officer

Santa Clara, California
June 18, 2009

8X8, INC.

3151 Jay Street
Santa Clara, California 95054

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

        The accompanying proxy is solicited by the Board of Directors (the "Board") of 8x8, Inc. (referred to throughout this proxy statement as "8x8," the "Company," "we," "us," and "our"), a Delaware corporation, for use at the 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") to be held July 30, 2009, at 10:00 a.m., local time, or at any adjournment thereof. The 2009 Annual Meeting will be held at the principal executive offices of the Company at 3151 Jay Street, Santa Clara, California 95054. The telephone number of the Company's offices is (408) 727-1885.

        A notice of the Internet availability of the proxy materials (the "Notice") is being mailed on or about June 19, 2009 to all beneficial owners of shares of the common stock of the Company as of the record date of June 2, 2009 ("Record Date"). Unless a beneficial owner of shares registered in the name of a nominee such as a bank or broker, or "street name," previously has requested delivery of written proxy materials, he will not receive the proxy and proxy statement but through the Notice will receive instructions on viewing these proxy materials and providing voting instructions to the nominee record holder. In addition, we will mail to all registered stockholders as of the Record Date our Annual Report on Form 10-K for the year ended March 31, 2009, ("Annual Report"), proxy and this proxy statement on or about June 23, 2009. On the Record Date, we had 62,694,039 shares of common stock issued and outstanding held in street name or by registered stockholders.

        Furthermore, stockholders who wish to view our Annual Report, as filed with the Securities and Exchange Commission, or the SEC, including our audited financial statements, will find it available on the Investor Relations section of our web site at http://www.8x8.com or through the SEC's electronic data system at http://www.sec.gov. To request a printed copy of our proxy and Annual Report, which we will provide to you free of charge, either: write to 8x8's Investor Relations Department at 8x8, Inc., 3151 Jay Street, Santa Clara, CA 95054, call us at (866) 587-8516, or email us at 2009@8x8.com.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE 2009 ANNUAL MEETING

Q: What information is contained in this proxy statement?

A: The information in this proxy statement relates to the proposals to be voted on at the 2009 Annual Meeting, the voting process, the compensation of our directors and most highly paid executive officers in fiscal 2009, and certain other required information.

Q: What is the Notice?

A: The Notice is a document mailed to beneficial owners of shares held in street names to provide notice in accordance with SEC rules of:

- the date, time and location of the meeting;

- the identification of each matter to be acted upon at the meeting and the management's recommendations;

- a list of materials available;

- a toll free number, email address and website address where stockholders may request a free paper or emailed copy of the materials;

- a control number needed in order to vote; and

- a legend indicating:

- o that the Notice is only an overview of the proxy materials that are available on the Internet and that stockholders are encouraged to review the proxy materials before voting;
- o the exact Internet address where stockholders can access the materials; and
- o the need for stockholders to make a timely request if they wish to receive, free of charge, a paper or email copy of the materials.

We favor this method of disseminating required information for the 2009 Annual Meeting because it reduces printing and mailing costs and the impact on the environment.

Q: What shares can I vote?

A: Each share of 8x8 common stock issued and outstanding as of the Record Date is entitled to be voted on all proposals presented at the 2009 Annual Meeting. You may vote all shares owned by you as of the Record Date, including (1) shares held directly in your name as the *stockholder of record* and (2) shares held for you as the *beneficial owner in street name.*

Q: How many votes am I entitled to per share?

A: Each holder of shares of common stock is entitled to one vote for each share of common stock held as of the Record Date.

Q: Can I attend the 2009 Annual Meeting?

A: You are entitled to attend the 2009 Annual Meeting only if you were an 8x8 stockholder or joint holder as of the Record Date or you hold a valid proxy for the 2009 Annual Meeting. You should be prepared to present government-issued photo identification (such as a driver's license or passport) for admittance. If you are not a stockholder of record but hold shares in street name through a broker, trustee or nominee, you should be prepared to provide proof of beneficial ownership as of the Record Date, such as your most recent account statement prior to June 2, 2009, a copy of the voting instruction card provided by your bank, broker, trustee or nominee, or other similar evidence of ownership.

The meeting will begin promptly at 10:00 a.m., local time. Check-in will begin at 9:00 a.m. local time, and you should allow ample time for the check-in procedures.

Q: How can I vote my shares in person at the 2009 Annual Meeting?

A: Shares held in your name as the stockholder of record may be voted by you in person at the 2009 Annual Meeting. Shares held beneficially in street name may be voted by you in person at the 2009 Annual Meeting only if you obtain a valid proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the 2009 Annual Meeting, we recommend that you also submit your vote prior to the meeting to ensure your vote will be counted if you later decide not to attend the meeting.

Q: How can I vote my shares without attending the 2009 Annual Meeting?

A: If you hold shares directly as the stockholder of record, you may direct how your shares are voted without attending the 2009 Annual Meeting in accordance with the instructions below and those included in the proxy statement and proxy. The Chief Executive Officer and Chief Financial Officer of the Company have been designated by the Board of Directors to be the proxy holders for the 2009 Annual Meeting. They will cast votes for Proposals One, Two and Three at the meeting in accordance with the direction provided in the proxy.

Registered stockholders may vote:

By Internet—Registered stockholders of record with Internet access may submit proxies by following the "INTERNET" instructions on their proxy cards until 2:00 a.m., Eastern Time, on July 30, 2009.

By Mail—After receiving the proxy materials from us, registered stockholders must submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. Proxy cards submitted by mail must be received by the time the 2009 Annual Meeting is called to order for your shares to be voted.

By Telephone—Registered stockholders of record may vote over the telephone by dialing the toll-free number listed on the proxy card. Telephone voting for stockholders of record will close at 2:00 a.m., Eastern Time, on July 30, 2009.

Beneficial owners of shares held in street name should follow the instructions for submitting a proxy or voting instructions specified in the Notice.

Q: Can I change my vote?

A: You may change your vote at any time prior to the vote at the 2009 Annual Meeting. If you are the stockholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), by providing a written notice of revocation to 8x8, Inc., Attn: Secretary, 3151 Jay Street, Santa Clara, CA 95054, prior to your shares being voted, or by attending the 2009 Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee following the instructions they provided or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q: How many shares must be present or represented to conduct business at the 2009 Annual Meeting?

A: The quorum requirement for holding and transacting business at the 2009 Annual Meeting is that holders of a majority of the voting power of the issued and outstanding common stock of 8x8 must be present in person or represented by proxy. Both abstentions and broker votes are counted for the purpose of determining the presence of a quorum.

Q: What is the voting requirement to approve each of the proposals?

A: In the election of directors, the five persons receiving the highest number of "FOR" votes at the 2009 Annual Meeting will be elected. You may vote each share that you own separately for each candidate. The proposal to ratify the appointment of Moss Adams, LLP as our independent registered public accounting firm may be approved by voting "FOR" the proposal. Approval of this proposal requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote. The proposal to authorize the Board of Directors to, if determined necessary and in its sole discretion, amend the Restated Certificate of Incorporation to effect a reverse stock split may be approved by voting "FOR" the proposal. Approval of this proposal requires the affirmative vote of a majority of the shares outstanding and entitled to vote.

Q: What happens if additional matters are presented at the 2009 Annual Meeting?

A: Other than the items of business described in this proxy statement, we are not aware of any additional business to be acted upon at the 2009 Annual Meeting. If you grant a proxy, the named proxy holders, Bryan Martin and Dan Weirich, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If, for any reason, any of our nominees is not available as a candidate for director, the named proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors.

Q: How will votes be counted at the 2009 Annual Meeting?

A: An automated system administered by Broadridge Financial Solutions, Inc. ("Broadridge") will tabulate stockholder votes by proxy instructions submitted by beneficial owners over the Internet, by telephone, or by proxy cards mailed to Broadridge. Our transfer agent, Computershare Investor Services, will tabulate stockholder votes submitted by proxies submitted by stockholders of record other than beneficial owners. The inspector of the election will tabulate votes cast in person at the 2009 Annual Meeting.

With respect to the tabulation of proxies for purposes of constituting a quorum, abstentions, votes withheld and broker non-votes are treated as present. A properly executed proxy card marked "withhold" with respect to the election of one or more directors will not be voted with respect to the director(s) and will have no effect on the election of directors. An abstention on any of the other proposals will have the same effect as a vote against the proposal. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not have discretionary voting power with respect to a proposal and has not received instructions from the beneficial owner. If the nominee broker properly, and in a timely manner, requests instructions from the beneficial owner and does not receive them, under applicable rules the broker has discretionary authority to vote on certain routine matters such as the election of directors in Proposal One and the ratification of the our independent registered public accounting firm in Proposal Two.

Q: Who will serve as inspector of elections?

A: The inspector of elections will be a representative from the Company.

Q: What should I do if I receive more than one set of voting materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or multiple Notices. For example, if you hold your shares in more than one brokerage account, you may receive a separate Notice for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please vote using each control number and proxy card that you receive.

Q: Who will bear the cost of soliciting votes for the 2009 Annual Meeting?

A: We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. If you choose to access the proxy materials or vote over the Internet, you are responsible for any Internet access charges you may incur. If you choose to vote by telephone, you are responsible for any telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

PROPOSAL ONE:

ELECTION OF DIRECTORS

Nominees

Our Board currently consists of five directors, all of whom have been nominated for re-election at the 2009 Annual Meeting.

Proxies cannot be voted for a greater number of persons than the number of nominees named. Each of the directors elected at the 2009 Annual Meeting will hold office until the 2010 Annual Meeting of Stockholders or until his successor has been duly elected and qualified. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of our five nominees named below, all of whom are currently directors of the Company. In the event that any of our nominees becomes unable or declines to serve as a director at the time of the 2009 Annual Meeting, the proxy holders will vote the proxies for any substitute nominee who is designated by the current Board to fill the vacancy. It is not expected that any nominee listed below will be unable or will decline to serve as a director. The names of the nominees and certain information about each of them are set forth below.

Name	Age	Principal Occupation	Director Since
Bryan R. Martin	41	Chairman of the Board and Chief Executive Officer, 8x8, Inc.	2001
Guy L. Hecker, Jr. (1)	76	President, Stafford, Burke and Hecker, Inc.	1997
Christopher McNiffe (1)(2)(3)	48	General Manager, Eastman Kodak Company	2004
Joe Parkinson	63	Intellectual Property Matters, 8x8, Inc.	2006
Donn Wilson (1)(2)(3)	73	Chairman of the Board and Chief Executive Officer, YC+G Holdings, Inc.	2003

(1) Member of the audit committee

(2) Member of the compensation committee

(3) Member of the nominating committee

Except as indicated below, each nominee or incumbent director has been engaged in the principal occupation set forth above during the past five years. There are no family relationships between any directors or executive officers of the Company. There are also no arrangements or understandings between any director, nominee or executive officer and any other person pursuant to which he or she has been or will be selected as a director and/or executive officer.

Bryan R. Martin has served as Chairman of the Board since December 2003. Mr. Martin has served as Chief Executive Officer and as a director of the Company since February 2002. From February 2001 to February 2002, he served as President and Chief Operating Officer and a director of the Company. He served as Senior Vice President, Engineering Operations from July 2000 to February 2001 and as the Company's Chief Technical Officer from August 1995 to August 2000. He also served as a director of the Company from January 1998 to July 1999. In addition, Mr. Martin served in various technical roles for the Company from April 1990 to August 1995. He received a B.S. and a M.S. in Electrical Engineering from Stanford University.

Ret. Major General Guy L. Hecker, Jr. has served as a director of the Company since August 1997. He has served as the President of Stafford, Burke and Hecker, Inc., a consulting firm based in Alexandria, Virginia, since 1982. Prior to his retirement from the Air Force in 1982, Ret. Major General Hecker's duties included serving as Director of the Air Force Office of Legislative Liaison and an appointment in the Office of the Deputy Chief of Staff, Research, Development and Acquisition for the Air Force. Earlier, he served as a pilot and commander in both fighter and bomber aircraft units, including command of a bomber wing and an air division. During his Air Force career, Major General Hecker was awarded a number of military decorations, including the Air Force Distinguished Service Medal, the Silver Star, the Legion of Merit (awarded twice) and the Distinguished Flying Cross. He currently serves on the Board of Directors of Fountain Powerboat Industries, Inc. and The Citadel Foundation. Ret. Major General Hecker received a B.A. from The Citadel, an M.A. in International Relations from George Washington University, an honorary Ph.D. in military science from The Citadel and completed the management development program at Harvard Business School.

Christopher McNiffe has served as a director of the Company since January 2004. Mr. McNiffe has served as General Manager of Eastman Kodak Company's Image Sensor Solutions Division since May 2003 and previously as Vice President of Sales and Marketing from January 2000 to April 2003. Mr. McNiffe previously served as Vice President of Sales and Marketing of the Company from July 1995 to January 2000 and also served as a director of the Company from January 1998 to January 2000. From June 1992 to July 1995, Mr. McNiffe held various sales and marketing management positions at the Company. He received a B.S. in electrical engineering from Rutgers University.

Joe Parkinson has served as a director of the Company since April 2006. Mr. Parkinson has been an employee of the Company since November 2000, and previously served as a director of the Company from November 2000 to January 2004. Mr. Parkinson served as Chairman of the Board from November 2000 to December 2003, and served as Vice Chairman from December 2003 to January 2004. He also served as the Company's Chief Executive Officer from January 2001 to February 2002, and was Chairman and Chief Executive Officer of Netergy Microelectronics, Inc., a subsidiary of the Company, from November 2000 to January 2001. He also served as Chairman of the Board and Chief Executive Officer of the Company from June 1995 to January 1998. He previously served as Chairman of the Board and Chief Executive Officer of Micron Technology, Inc. Mr. Parkinson received a B.A. from Columbia College, a J.D. from Tulane University, and a L.L.M. in Taxation from New York University.

Donn Wilson has served as a director of the Company since September 2003. Mr. Wilson served as Executive Vice President of Solidus Networks, Inc. (d/b/a Pay-by-Touch) from October 2003 to October 2005 and as a consultant to Pay-by-Touch from November 2005 to October 2007. Prior to that, Mr. Wilson was providing consulting services to Pay-by-Touch from January 2003 to October 2003. From 1986 to 1990, Mr. Wilson was an executive at Blockbuster Entertainment Videos. From 1981 to 1984, Mr. Wilson was an executive of Wendy's International and from 1957 to 1979 Mr. Wilson was an executive of McDonald's Corporation. Mr. Wilson received a B.S. in Industrial Psychology from Purdue University.

Vote Required and Recommendation

The five nominees receiving the highest number of affirmative votes of the shares entitled to vote on this matter shall be elected as directors. Votes withheld from any director will be counted for purposes of determining the presence or absence of a quorum, but are not counted as affirmative votes.

The Board unanimously recommends that the stockholders vote "FOR" the election of the nominees set forth above.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee oversees our financial reporting process on behalf of the Board. Management is responsible for our internal controls, financial reporting process and compliance with laws, regulations and ethical business standards. Our independent registered public accounting firm is responsible for performing an integrated audit of our consolidated financial statements and of our internal control over financial reporting in accordance with standards of the public company accounting oversight board (United States), and to issue opinions thereon. The audit committee's responsibility is to monitor and oversee these processes. In this capacity, the audit committee provides advice, counsel, and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the audit committee's members in business, financial and accounting matters.

The audit committee reviewed and discussed our fiscal 2009 audited consolidated financial statements with our management and Moss Adams LLP, our independent registered public accounting firm for fiscal 2009. The audit committee discussed with such auditors matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The audit committee also received from such auditors the written disclosures and the letter required by the Public Company Accounting Oversight Board, and the audit committee discussed with Moss Adams LLP that firm's independence.

Based upon the audit committee's discussions with management and the auditors and the audit committee's review of the representations of management and the report of the auditors to the audit committee, the audit committee recommended to the Board, and the Board approved, the inclusion of our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

THE AUDIT COMMITTEE
Guy L. Hecker, Jr., *Chairman*
Christopher McNiffe
Donn Wilson

PROPOSAL TWO:

RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

The audit committee of the Board is directly responsible for the appointment of our registered public accounting firm. The audit committee has appointed Moss Adams LLP, Independent Registered Accounting Firm, to audit our financial statements for the fiscal year ending March 31, 2010. The Board proposes that the stockholders ratify this appointment. The audit committee understands the need for Moss Adams LLP to maintain objectivity and independence in its audits of our financial statements.

The audit committee retained Moss Adams LLP to audit our consolidated financial statements for fiscal 2009 and the audit committee retained Moss Adams LLP to provide other auditing and non-auditing services in fiscal 2009. The audit committee has reviewed all non-audit services provided by Moss Adams LLP and has concluded that the provision of such services was compatible with maintaining Moss Adams LLP's independence in the conduct of its auditing functions.

To help ensure the independence of the independent registered public accounting firm, the audit committee has adopted a policy for the pre-approval of all audit and non-audit services to be performed for us by our independent registered public accounting firm. The audit committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented to the full audit committee at its next regularly scheduled meeting.

On June 25, 2008, PricewaterhouseCoopers LLP was dismissed as our principal independent accountants and Moss Adams LLP was engaged as our new principal independent accountants to audit our financial statements for the year ending March 31, 2009.   Except as noted below, during the fiscal years ended March 31, 2008 and 2007 and through June 25, 2008, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K). We restated our financial statements as of and for the years ended March 31, 2006 and 2005, for the first three quarters of the fiscal year ended March 31, 2007, and for all quarters of the fiscal year ended March 31, 2006, as disclosed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, which was filed with the SEC on June 29, 2007. In connection with this restatement, a material weakness was identified that indicated that we did not maintain effective controls over the accounting for warrants. Our management determined that our controls over the accounting for warrants were remediated during the quarter ended September 30, 2006.

We previously disclosed the dismissal of PricewaterhouseCoopers LLP and the appointment of Moss Adams LLP in a Form 8-K filed with the SEC on July 1, 2008. In connection with the filing of that Form 8-K, we provided PricewaterhouseCoopers LLP a copy of the disclosures made herein, which are the same disclosures that were included in that Form 8-K and requested PricewaterhouseCoopers LLP furnish us a letter addressed to the SEC stating whether or not it agrees with the statements herein. PricewaterhouseCoopers LLP previously provided us that letter, a copy of which was filed with the SEC as an exhibit to that Form 8-K.

The following table sets forth the aggregate fees billed to us by Moss Adams LLP and PricewaterhouseCoopers LLP for the fiscal year ended March 31, 2009 and by PricewaterhouseCoopers LLP for the year ended March 31, 2008:

Service Categories	Fiscal 2009	Fiscal 2008
Audit fees (1)	$359,900	$548,000
Tax fees (2)	0	35,000
Total	$359,900	$583,000

(1) Audit Fees consist of fees billed for professional services rendered for the audit of our consolidated annual financial statements, audit of the effectiveness of our internal control over financial reporting, and review of the interim consolidated financial statements included in quarterly reports.

(2) Tax Fees generally consist of fees billed for professional services rendered for federal and state tax compliance and advice.

Vote Required and Recommendation

The ratification of the selection of Moss Adams LLP as our independent registered public accounting firm for fiscal 2010 will require the affirmative vote of holders of a majority of the shares entitled to vote on this matter.

Votes withheld will be counted for purposes of determining the presence or absence of a quorum, but are not counted as affirmative votes. In the event that stockholders fail to ratify the appointment, the audit committee will reconsider its selection. Even if the selection is ratified, the audit committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the audit committee determines that such a change would be in our best interests.

Representatives of Moss Adams LLP are expected to be present at the annual meeting, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

The Board unanimously recommends that the stockholders vote "FOR" the proposal to ratify our audit committee's appointment of Moss Adams LLP to serve as our independent registered public accounting firm for the fiscal year ending March 31, 2010.

PROPOSAL THREE:

APPROVAL TO AMEND THE RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT AT A RATIO OF NOT LESS THAN ONE-FOR-TWO AND NOT MORE THAN ONE-FOR-TEN AT SUCH TIME, OR NOT TO EFFECT THE REVERSE STOCK SPLIT, AS DETERMINED BY THE BOARD OF DIRECTORS IN ITS SOLE DISCRETION

The Board has unanimously determined that it is advisable and in the best interests of the Company and its stockholders to authorize the Board to effect a reverse stock split of 8x8 common stock. The Board is asking stockholders to approve an amendment to the Company's Restated Certificate of Incorporation, which the Board may implement in its sole discretion, to effect a reverse stock split of 8x8 common stock, grant to the Board the authority to set the ratio for the reverse stock split at up to one-for-ten and to grant the Board the authority to abandon such proposed amendment to the Company's Restated Certificate of Incorporation and not to complete the reverse stock split without further action by the stockholders. The principal effect of the reverse stock split would be to decrease the outstanding number of shares of common stock. The relative voting and other rights that accompany shares of common stock will not be affected by the reverse stock split.

If the reverse stock split is approved by the stockholders, the Board may subsequently effect, in its sole discretion, the reverse stock split in the range of one-for-two (1:2) to one- for-ten (1:10). In addition, notwithstanding approval of this proposal by the stockholders, the Board may, in its sole discretion, determine not to effect, and abandon, the reverse stock split without further action by the Company's stockholders.

Background

The Company's common stock has been quoted on The Nasdaq Capital Market under the symbol "EGHT" since July 2002. Prior to that time, the Company's common stock was listed on The Nasdaq National Market.

In order for the Company's common stock to continue to be quoted on the Nasdaq Capital Market, the Company must satisfy various listing maintenance standards established by Nasdaq. Among other things, the Company is required to have stockholders' equity of at least $2,500,000 million or $35,000,000 market value of listed securities held by non-affiliates or $500,000 of net income from continuing operations for the most recently completed fiscal year (or two of the three most recently completed fiscal years). Additionally, the Company's common stock must have a minimum bid price of at least $1.00 per share. The Company's common stock minimum bid price has been less than $1.00 since September 22, 2008.

Under Nasdaq's listing maintenance standards, if the closing bid price of shares of the Company's common stock is under $1.00 per share for thirty consecutive trading days and does not thereafter reach $1.00 per share or higher for a minimum of ten consecutive trading days during the one-hundred and eighty calendar days following notification by Nasdaq, Nasdaq may delist the Company's common stock from trading on The Nasdaq Capital Market. In that event, the Company's common stock would trade on the OTC Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau, Inc. These alternative markets are generally considered to be markets that are less efficient and less broad than The Nasdaq National Market or The Nasdaq Capital Market.

On October 16, 2008, the Nasdaq announced that it would temporarily suspend enforcement of its rules regarding minimum closing bid price and minimum market value of public shares in light of current extraordinary market conditions. Both rules are to be reinstated on July 20, 2009.

In response to the Company's common stock minimum bid price of less than $1.00 since September 2008 and the reinstatement of the Nasdaq's rules regarding minimum closing bid price on July 20, 2009, the Board considered and has authorized the proposed amendment to the Company's Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split, at the sole discretion of the Board pursuant to Section 242(c) of the Delaware General Corporation Law, to be implemented for the purpose of increasing the market price of the Company's common stock above The Nasdaq Capital Market's minimum bid requirement.

In addition to the stock price criteria, the Company must maintain compliance with all requirements for continued listing on The Nasdaq Capital Market.

The Board has unanimously adopted a resolution to amend the Company's Restated Certificate of Incorporation as set forth in the Certificate of Amendment attached as Appendix A to this Proxy Statement and has recommended that this proposal be presented to the Company's stockholders for approval. Stockholders are now being asked to vote upon the amendment to the Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of the Company's common stock whereby the number of authorized and outstanding shares of common stock would be reduced proportionately by the reverse split ratio. Upon receiving stockholder approval, the Board will have the discretion to determine the reverse split ratio of the number of whole shares of common stock between and including two and ten which will be combined, converted and exchanged into one share of common stock and to direct the officers of the Company to execute and file the Certificate of Amendment, which shall so specify such ratio at any time before the first anniversary date of the 2009 Annual Meeting. Furthermore, pursuant to Section 242(c) of the Delaware General Corporation Law the Board may elect to abandon such proposed amendment without further action by the stockholders.

The Board believes that stockholder approval of multiple potential exchange ratios (rather than a single exchange ratio) provides the flexibility to achieve the desired results of the reverse stock split. If the stockholders approve this proposal, the reverse stock split would be effected, if at all, only upon a determination by the Board that the reverse stock split is in the best interests of the stockholders at that time. In connection with any determination to effect a reverse stock split, the Board would set the timing for such a split and select the specific ratio from among the nine ratios set forth herein. No further action on the part of stockholders will be required to either implement or abandon the reverse stock split. The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of 8x8's stockholders.

The text of the form of proposed amendment to the Company's Amended and Restated Certificate of Incorporation, as amended, is attached to this proxy statement as Appendix A, provided however, that the text of this amendment is subject to modification to include changes as may be required by the office of the Secretary of State of the State of Delaware and as the Board may deem necessary or advisable to effect a reverse stock split. If the Board determines to effect one of the reverse stock splits by filing one of these certificates of amendment with the Secretary of State of the State of Delaware, all other proposed amendments will be abandoned. The Board may also elect not to do any reverse stock split.

Reasons for the Reverse Stock Split

The Board believes that a reverse stock split may be desirable for two reasons. The primary reason the reverse stock split is being proposed is to attempt to maintain the eligibility of our common stock for listing on The Nasdaq Capital Market and avoid delisting. Second, the Board believes a reverse stock split could improve the marketability of the Company's common stock.

As mentioned above, if the Company's minimum closing bid price of its common stock is not more than $1.00 by July 20, 2009, and the Nasdaq reinstates the minimum bid price of $1.00 rule, the Company would not be in compliance with the continued listing requirements of The Nasdaq Capital Market. Even if the Company implements a reverse stock split, it may not be able to prevent Nasdaq from delisting its common stock from The Nasdaq Capital Market. The Board believes that a reverse stock split will result in the market price of the Company's common stock rising to the level necessary to satisfy the $1.00 minimum market price continued listing requirement. However, the Company's common stock may not remain equal to or in excess of $1.00 for a substantial period of time. The market price of the Company's common stock is also based on other factors in addition to the number of shares outstanding, including the Company's future performance.

The Board also believes that the increased market price of the Company's common stock expected as a result of a reverse stock split could improve the marketability of the Company's common stock and encourage interest and trading in the common stock. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of the Company's common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. However, it should be noted that a reverse stock split would decrease the total number of shares outstanding, which may impact the Company's liquidity. In addition, if a reverse stock split is implemented, holders of fewer than 100 shares of common stock after the reverse stock split is effected may be charged brokerage fees that are proportionately higher than holders of more than 100 shares of common stock. The Board is hopeful that the anticipated higher market price will reduce, to some extent, the negative effects on the liquidity and marketability of the Company's common stock inherent in some of the policies and practices of institutional investors and brokerage houses described above.

The Board does not intend for this transaction to be the first step in a series of plans or proposals of a "going private transaction" within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

Certain Risk Factors Associated with the Reverse Stock Split

The effect of the reverse stock split upon the market prices for the Company's common stock is difficult to predict, and a decline in the market price of 8x8 common stock after the reverse stock split may result in a greater percentage decline than would occur in the absence of a reverse stock split.

Stockholders should note that the effect of the reverse stock split upon the market prices for the Company's common stock cannot be accurately predicted. In particular, there is no assurance that prices for shares of the Company's common stock after the reverse stock split is implemented will be two to ten times, as applicable, the price for shares of the common stock immediately prior to the reverse stock split. Furthermore, the proposed reverse stock split may not achieve the desired results that have been outlined above. Any reverse stock split may adversely impact the market price of the Company's common stock and any increased price per share of the common stock immediately after the reverse stock split may not be sustained for any prolonged period of time.

If the reverse stock split is effected and the market price of 8x8 common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of 8x8 common stock will, however, also be based on 8x8's performance and other factors, which are unrelated to the number of shares outstanding.

The reduction in the number of shares outstanding may have an adverse impact on some stockholders who would own "odd-lots" of shares following the reverse stock split, may be construed as having an anti-takeover effect and may adversely affect the liquidity of 8x8 common stock.

If implemented, the Reverse Stock Split may result in some stockholders owning "odd-lots" of less than 100 shares of Common Stock, particularly as the ratio for the reverse stock split increases. Brokerage commissions and other costs of transactions in odd-lots may be higher, particularly on a per-share basis, than the cost of transactions in even multiples of 100 shares. The reduction in the number of shares outstanding would also result in an effective increase in the number of authorized but unissued shares of common stock, which may be construed as having an anti-takeover effect by permitting the issuance of shares to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions of the Restated Certificate of Incorporation or bylaws of the Company. Furthermore, the liquidity of 8x8 common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Effects of the Reverse Stock Split on Voting Rights

Proportionate voting rights and other rights of the holders of the Company's common stock would not be affected by the reverse stock split, other than as a result of the payment of cash in lieu of fractional shares as described below. For example, a holder of 1% of the voting power of the outstanding shares of the Company's common stock immediately prior to the effective time of the reverse stock split would continue to hold 1% of the voting power of the outstanding shares of the Company's common stock after the reverse stock split. Although the reverse stock split would not affect the rights of stockholders or any stockholder's proportionate equity interest in the Company, subject to the treatment of fractional shares, the number of authorized shares of the Company's common stock would not be reduced and would increase significantly the ability of the Board to issue authorized and unissued shares without further stockholder action. The number of stockholders of record would not be affected by the reverse stock split, except to the extent that any stockholder holds only a fractional share interest and receives cash for that interest after the reverse stock split.

Effect of the Reverse Stock Split on Par Value and the Authorized but Unissued Shares of Common Stock

The par value of the Company's common stock would remain unchanged at $0.001 per share. In addition, under the proposed amendment to the Company's Restated Certificate of Incorporation the number of authorized shares of the Company's common stock will not change if the Company effects a reverse stock split. This will effectively increase significantly the number of authorized but unissued shares of the Company's common stock, which will increase significantly the ability of the Board to issue authorized and unissued shares without further stockholder action. The future issuance of additional authorized shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of the Company's common stock. At this time, the Company does not have any plans, proposals or arrangements to acquire any business or engage in any investment opportunity or otherwise to issue additional shares of the Company's common stock, except in accordance with stock option plans. The effective increase in the number of authorized but unissued shares of common stock may be construed as having an anti-takeover effect by permitting the issuance of shares to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions of the Amended and Restated Certificate of Incorporation, as amended, or bylaws of the Company. In addition, management could issue additional shares of the Company's common stock to resist or frustrate a proposed third-party transaction that would provide an above-market premium to stockholders and that is favored by a majority of the independent stockholders of the Company.

Effect of the Reverse Stock Split on Stock Option Plans

The reverse stock split would reduce the number of shares of the Company's common stock available for issuance under the Company's stock option plans in proportion to the exchange ratio of the reverse stock split.

The Company has outstanding stock options and warrants to purchase shares of common stock. Under the terms of the outstanding stock options and warrants, the reverse stock split will effect a reduction in the number of shares of common stock issuable upon exercise of the stock options and warrants in proportion to the exchange ratio of the reverse stock split and will effect a proportionate increase in the exercise price of the outstanding stock options and warrants. In connection with the reverse stock split, the number of shares of common stock issuable upon exercise or conversion of outstanding stock options and warrants will be rounded to the nearest whole share and no cash payment will be made in respect of such rounding.

Effective Date

The reverse stock split would become effective as of 5:00 p.m. Eastern time on the date of filing of the applicable certificate of amendment with the office of the Secretary of State of the State of Delaware. Except as explained below with respect to fractional shares, on the effective date of the reverse stock split, not less than two and not more than ten shares, as applicable, of common stock issued and outstanding immediately prior that effective date will be, automatically and without any action on the part of the stockholders, combined, converted and changed into one share of common stock in accordance with the ratio of the reverse stock split determined by the Board within the limits set forth in this proposal.

Payment for Fractional Shares

No fractional shares of common stock would be issued as a result of the reverse stock split. In lieu of any fractional share interest, each holder of common stock who, as a result of the reverse stock split would otherwise receive a fractional share of common stock, will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing sales price of the Company's common stock on the effective date of the reverse stock split as reported on The Nasdaq Capital Market by (ii) the number of shares of the Company's common stock held by a holder that would otherwise have been exchanged for a fractional share interest. This amount would be issued to the holder in the form of a check in accordance with the exchange procedures outlined under "Exchange of Stock Certificates" below. Holders of as many as nine shares (if the Company were to implement a 10-for-1 reverse stock split) of the Company's common stock would be eliminated as a result of the payment of fractional shares in lieu of any fractional share interest in connection with the reverse stock split. The exact number of stockholders that would be eliminated as a result of the payment of fractional shares in lieu of the issuance of any fractional share interests will depend on the reverse stock split ratio and the number of stockholders that hold a number of shares less than the reverse stock split ratio.

Exchange of Stock Certificates

Shortly after the effective date of the reverse stock split, each holder of an outstanding certificate theretofore representing shares of the Company's common stock will receive from Computershare Trust Company, as the Company's exchange agent for the reverse stock split, instructions for the surrender of the certificate to the exchange agent. The instructions will include a form of transmittal letter to be completed and returned to the exchange agent. As soon as practicable after the surrender to the exchange agent of any certificate which prior to the reverse stock split represented shares of the Company's common stock, together with a duly executed transmittal letter and any other documents the exchange agent may specify, the exchange agent shall deliver to the person in whose name the certificate had been issued certificates registered in the name of that person representing the number of full shares of common stock into which the shares of common stock previously represented by the surrendered certificate shall have been reclassified and a check for any amounts to be paid in cash in lieu of any fractional share interest. Each certificate representing shares of common stock issued in connection with the reverse stock split will continue to bear any legends restricting the transfer of the shares that were borne by the surrendered certificates representing the shares of common stock. Until surrendered as contemplated herein, each certificate which immediately prior to the reverse stock split represented any shares of common stock shall be deemed at and after the reverse stock split to represent the number of full shares of common stock contemplated by the preceding sentence.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any certificate which prior to approval of the reverse stock split represented any shares of common stock, except that if any certificates of common stock are to be issued in a name other than that in which the certificates for shares of common stock surrendered are registered, it shall be a condition of the issuance that (i) the person requesting the issuance shall pay to the Company any transfer taxes payable by reason thereof (or prior to transfer of the certificate, if any) or establish to the satisfaction of the Company that the taxes have been paid or are not payable, (ii) the transfer shall comply with all applicable federal and state securities laws, and (iii) the surrendered certificate shall be properly endorsed and otherwise be in proper form for transfer.

No Appraisal Rights

Under the General Corporation Law of the State of Delaware, stockholders of the Company are not entitled to appraisal rights with respect to the reverse stock split.

Accounting Matters

The reverse stock split will not affect the par value per share of 8x8 common stock. As a result, as of the effective time of the reverse stock split, the stated capital attributable to 8x8 common stock on its balance sheet will be reduced proportionately based on the reverse stock split ratio selected by the Board, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per-share net income or loss and net book value of 8x8 common stock will be restated because there will be fewer shares of 8x8's common stock outstanding.

Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material United States federal income tax consequences of the reverse stock split, and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for informational purposes only. The summary also assumes that the pre-reverse stock split shares were, and the post- reverse stock split shares will be, held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (i.e., generally, property held for investment). It does not address stockholders subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, mutual funds, foreign stockholders, stockholders who hold the pre-reverse stock split shares as part of a straddle, hedge, or conversion transaction, stockholders who hold the pre-reverse stock split shares as qualified small business stock within the meaning of Section 1202 of the Internal Revenue Code of 1986, as amended, referred to below as the Code, stockholders who are subject to the alternative minimum tax provisions of the Code, and stockholders who acquired their pre-reverse stock split shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon the provisions of the United States federal income tax law as of the date hereof, which is subject to change, prospectively or even retroactively. It does not address tax considerations under state, local, foreign, and other laws. Furthermore, the Company has not obtained a ruling from the Internal Revenue Service or an opinion of legal or tax counsel with respect to the consequences of the reverse stock split. EACH STOCKHOLDER IS ADVISED TO CONSULT HER OR HIS TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO HER OR HIM OF A REVERSE STOCK SPLIT.

The reverse stock split is intended to constitute a reorganization within the meaning of Section 368 of the Code. Assuming the reverse stock split qualifies as a reorganization, a stockholder generally will not recognize gain or loss on the reverse stock split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-reverse stock split shares. The aggregate tax basis of the post-reverse stock split shares received will be equal to the aggregate tax basis of the pre-reverse split shares exchanged therefore, excluding any portion of the holder's basis allocated to fractional shares, and the holding period of the post-reverse stock split shares received will include the holding period of the pre-reverse stock split shares exchanged.

A holder of the pre-reverse stock split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-reverse stock split shares allocated to the fractional share interest and the cash received. This gain or loss will be a capital gain or loss and will be short term if the pre-reverse stock split shares were held for one year or less and long term if held more than one year as of the effective date.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of our common stock will be required to approve the reverse stock split and the certificate of amendment to the Company's Restated Certificate of Incorporation, as amended. As a result, abstentions will have the same effect as negative votes. Broker non-votes will have no effect.

The Board recommends that the stockholders vote "FOR" the proposal to approve the amendment of the Restated Certificate of Incorporation to effect a reverse stock split and grant to the Board the authority to establish the ratio for the reverse stock split at a ratio of between one-for-two and one-for-ten, or to abandon such proposed amendment and not effect the reverse stock split authorized by the stockholders, in it sole discretion.

CORPORATE GOVERNANCE

Information Regarding the Board and its Committees

The Board held a total of 13 meetings during fiscal 2009. The non-management members of the Board also met four times in regularly scheduled executive sessions without management present. Other than one member of the Board not attending one meeting of the Board, the directors attended all of the meetings of the Board and committees of the Board during the time and upon which such directors served during fiscal 2009. The Board acted by written consent two times during fiscal 2009.

The Board has an audit committee, a compensation committee and a nominating committee. The Board has adopted charters for each of these committees that are available on our website under "Corporate Governance-Highlights" which can be found at http://www.8x8.com.

Director Independence

The Board has determined that the following directors are "independent" as defined under Marketplace Rule 5605(a)(2) of the listing rules of the NASDAQ Stock Market ("NASDAQ"): Ret. Major General Hecker, Mr. McNiffe and Mr. Wilson. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with us that would impair his or her independence. The Board has established guidelines to assist it in determining director independence, which conform to the independence requirements in the NASDAQ listing rules. The Board has concluded that there are no business relationships that are material or that would interfere with the exercise of independent judgment by any of the independent directors in their service on the Board or its committees. Each of the Board's audit, compensation and nominating committees is comprised solely of independent directors in accordance with the NASDAQ listing rules.

Audit Committee

The audit committee oversees our corporate accounting and financial reporting process and performs several functions in the performance of this role. The audit committee evaluates the performance of and assesses the qualifications of the independent auditors; determines and approves the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on our audit engagement team as required by law; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting; and discusses with management and the independent auditors the results of the annual audit and the results of the reviews of our quarterly financial statements.

The current members of the audit committee are Ret. Major General Hecker (Chairman), Mr. McNiffe and Mr. Wilson. The Board has determined that each of these directors meets the requirements for membership to the audit committee, including the independence requirements of the SEC and the NASDAQ listing standards under Marketplace Rule 5605(c)(2). The Board has identified Ret. Major General Hecker as the member of the audit committee who is an "audit committee financial expert" as defined under Item 407(d)(5)(ii) of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), but that status does not impose on him duties, liabilities or obligations that are greater than the duties, liabilities or obligations otherwise imposed on him as a member of our audit committee or our Board. The audit committee held four meetings during fiscal 2009. The audit committee held four executive sessions during fiscal 2009 and acted by written consent one time during fiscal 2009.

Compensation Committee

The compensation committee determines the compensation of the principal executive officer and makes recommendations to the Board concerning the compensation of our other officers and directors and the administration of our stock option and employee stock purchase plans. The compensation committee did not meet during fiscal 2009 but did meet in June 2009, and currently consists of Mr. Wilson (Chairman) and Mr. McNiffe, both of whom are independent directors as currently defined in the NASDAQ listing rules. The compensation committee did not act by written consent during fiscal 2009.

Nominating Committee

The nominating committee is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company, consistent with criteria approved by the Board, reviewing and evaluating incumbent directors, recommending to the Board candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, and assessing the performance of management and the

Board. Pursuant to the charter of the nominating committee, all members of the nominating committee must be qualified to serve under the NASDAQ listing rules and any other applicable law, rule regulation and other additional requirements that the Board deems appropriate. The nominating committee currently consists of Mr. McNiffe (Chairman) and Mr. Wilson. The nominating committee held one meeting during fiscal 2009 and has recommended all current directors for nomination to be elected as directors at the 2009 Annual Meeting.

Consideration of Director Nominees

Stockholder Nominations and Recommendations. It is the policy of the nominating committee to consider both recommendations and nominations for candidates to the Board from stockholders. To recommend a prospective candidate for consideration by the nominating committee, stockholders of the Company must hold at least $2,000 in market value or one percent of the outstanding voting securities of our stock for at least one year prior to the date of submission of the recommendation. Stockholder recommendations for candidates to the Board must be directed in writing to our Secretary at the address of our principal executive offices at 3151 Jay Street, Santa Clara, California 95054 or our new headquarters address at 810 W. Maude Avenue, Sunnyvale, California 94089, and must include the candidate's name, age, business address and residence address, the candidate's principal occupation or employment, the class and number of shares of our stock which are beneficially owned by such candidate, a description of all arrangements or understandings between the stockholder making such recommendation and each candidate and any other person or persons (naming such person or persons) pursuant to which the recommendations are to be made by the stockholder, detailed biographical data and qualifications of the candidate and information regarding any relationships between the candidate and us within the last three years, and any other information relating to such recommended candidate that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act. A stockholder's recommendation to the Secretary must also set forth the name and address, as they appear on our books, of the stockholder making such recommendation, the class and number of our shares which are beneficially owned by the stockholder and the date such shares were acquired by the stockholder, any material interest of the stockholder in such recommendation, any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act, in his capacity as a proponent to a stockholder proposal, and a statement from the recommending stockholder in support of the candidate, references for the candidate, and the candidate's written consent indicating his or her willingness to serve, if elected.

We have established an advance notice procedure with regard to certain matters, including stockholder proposals and director nominations, which are properly brought before an annual meeting of stockholders. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 calendar days prior to the date proxy statements were sent to stockholders in connection with the previous year's annual meeting of stockholders. This procedure is set forth in our bylaws.

You may contact us at 8x8, Inc., Attn: Secretary, 3151 Jay Street, Santa Clara, CA 95054, or after August 1, 2009 at 810 W. Maude Avenue, Sunnyvale, California 94089, for a copy of the relevant bylaw provisions regarding the requirements for submitting stockholder proposals and nominating director candidates.

We have never considered or rejected nominations by 5% or more stockholders.

Director Qualifications. Members of the Board should have the highest professional and personal ethics and values, and conduct themselves consistent with our Code of Business Conduct and Ethics. While the nominating committee has not established specific minimum qualifications for director candidates, the nominating committee believes that candidates and nominees must reflect a Board that is comprised of directors who:

- are predominantly independent;

- have strong integrity;

- have qualifications that will increase overall Board effectiveness; and

- meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.

Upon completion of its review and evaluation, our nominating committee made its recommendation to the Board regarding the candidates. After considering our nominating committee's recommendations, our Board determined and approved the existing candidates.

Identifying and Evaluating Director Nominees. Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Board through professional search firms, stockholders or other persons. The nominating committee will review the qualifications of any candidates who have been properly brought to the nominating committee's attention. Such review may, in the nominating committee's discretion, include a review solely of information provided to the nominating committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the nominating committee deems proper. The nominating committee will consider the suitability of each candidate, including the current members of the Board, in light of the current size and composition of the Board. In evaluating the qualifications of the candidates, the nominating committee may consider many factors, including issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. The nominating committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the Board currently consists of Mr. Wilson and Mr. McNiffe. Neither individual is currently an officer or employee of the Company or was an officer or employee of the Company at any time during fiscal 2009. Mr. McNiffe served as Vice President of Sales and Marketing of the Company from July 1995 to January 2000.

No executive officer of the Company or member of the Board served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of the Board or compensation committee at any time during fiscal 2009.

Corporate Governance

Our corporate governance materials, including the Code of Business Conduct and Ethics and the charters of the audit committee, compensation committee, and nominating committee, are published on our website under "Corporate Governance-Governance Documents" which can be found at http://investors.8x8.com. Members of the Board are also strongly encouraged, but not required, to attend each annual meeting of stockholders. Three of our Board members attended the annual meeting of stockholders in 2008.

Code of Business Conduct and Ethics

We are committed to maintaining the highest standards of business conduct and ethics. Our Code of Business Conduct and Ethics (the "Code of Ethics") reflects the values and the business practices and principles of behavior that support this commitment. The Code of Ethics is available on our website under "Corporate Governance-Governance Documents" which can be found at http://investors.8x8.com. We will post any amendment to the Code of Ethics, as well as any waivers that are required to be disclosed by the rules of the SEC or NASDAQ, on our website at http://investors.8x8.com.

Stockholder Communications with the Board

The Board has implemented a process by which stockholders may send written communications directly to the attention of the Board or any individual Board member, which is explained on our website at http://investors.8x8.com under the "Investor FAQs" section.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, bonus and profit sharing payments, a long-term equity incentive compensation plan and broad-based benefits programs.

This Compensation Discussion and Analysis explains our compensation philosophy, policies, practices, and decisions with respect to our principal executive officer, principal financial officer, and one other highly-compensated member of our executive management team, which are collectively referred to as the named executive officers, or "NEOs." We do not have employment agreements with any of our NEOs.

The members of our executive management team are appointed by our Board. Our compensation committee is responsible for establishing and administering our policies governing the compensation for our executive management team. The compensation committee is composed of Mr. McNiffe and Mr. Wilson, who are independent, non-employee directors, and holds its meetings both with and without the presence of members of our executive management team. The compensation committee also discusses compensation issues with the principal executive officer between formal meetings of the compensation committee. The principal executive officer also submits recommendations to the compensation committee, and the actions of the compensation committee are ratified by the entire Board.

The Objectives of our Executive Compensation Program

Our executive compensation programs are designed to achieve the following objectives:

- Develop, motivate and retain top talent and to focus our executive management team on key business goals that enhance stockholder value;
- Ensure executive compensation is aligned with our corporate strategies and business objectives;
- Provide meaningful equity ownership by our executive officers to align executives' incentives with the creation of stockholder value;
- Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success, as well as the salary history and prior experience of each executive; and
- Provide an incentive for long-term continued employment with our company.

To achieve these objectives, the compensation committee evaluates our executive compensation program with the goal of setting compensation at levels the committee believes are competitive with those of other companies that compete with us for executive talent balanced with our current corporate and business objectives. We provide a portion of our executive compensation in the form of stock-based awards that vest over time, which helps retain our executives and align their interests with those of our stockholders by allowing them to participate in the longer term success of our Company as reflected in stock price appreciation.

The components of fiscal year 2009 compensation that we provided to our executive management team to meet these objectives are as follows:

- Salary: This element provides competitive base compensation;
- Stock options: This element provides performance incentives, competitive compensation, retention incentives and alignment with stockholder interests;
- Profit sharing: This element provides a competitive performance incentive to develop and maximize a sustainable business model that will increase our financial strength and value;
- Severance and change-of-control benefits: This element provides competitive benefits and retention incentives; and
- Insurance, health, retirement, stock purchase and other employee benefit plans: These elements provide competitive benefits and retention incentives.

Our compensation committee reviews the compensation program periodically, including each of the above elements, to determine whether they provide appropriate incentives and motivation to our executive management team and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executive talent. Based upon the information and data presented to it, as well as the current financial performance of our Company, the compensation committee generally views the compensation paid to our executive officers as fair, appropriate and reasonable.

Determination of Competitive Compensation

To attract and retain executives with the ability and the experience necessary to lead us and to deliver strong performance to our stockholders, we strive to provide a total compensation package that is competitive with total compensation provided by our industry peer group. We benchmark our salary and total compensation levels in relation to other telecommunications and general industry companies of similar size (in terms of revenue and market capitalization), also taking into account geographic location (as our headquarters are located in an extremely competitive area with high cost of living expenses). We believe that this group of companies provides an appropriate peer group because it consists of similar organizations against whom we compete for executive talent. Specifically, we used the following market data to review our salary and total compensation levels during fiscal year 2009:

- Data disclosed in proxy statement filings from companies that we believe are comparable to us based on revenue and market capitalization or are otherwise relevant, including:

  o Altigen (ATGN)
  o CBeyond (CBEY)
  o Constant Contact (CTCT)
  o Deltathree (DDDC)
  o Fusion (FSN)
  o J2 Global (JCOM)
  o Shoretel (SHOR)
  o Stamps.com (STMP)
  o SuccessFactors (SFSF)
  o Vonage Holdings (VG)
  o Web.com (WWWW)

- Published and publicly available 2006, 2007 and 2008 Radford Surveys and Consulting, a business unit of AON Consulting, Inc. ("Radford"), survey data from public and private technology companies with comparable revenues to us headquartered in Northern California. Radford is not a compensation consultant to the Company or the compensation committee.

Overview of Fiscal 2009 NEO Compensation

We believe that the total compensation paid to our NEOs for the fiscal year ended March 31, 2009 achieved the overall objectives of our executive compensation program.

Salary

Base salaries are provided as compensation for day-to-day responsibilities and services to the Company. Compensation is reviewed annually through a formal review process. In November 2008, Mr. Weirich's salary was increased from $235,000 to $245,000 upon his promotion to President of the Company. The salaries for the remainder of the executives did not increase in fiscal 2009. The salaries of our executives (other than the CEO's salary) is approximately at the 50th percentile of the Radford salary ranges for technology companies headquartered in Northern California with less than $70 million in annual revenue. Our CEO's and President's total cash compensation is 46% and 57% of average cash compensation of the peer group of companies listed above.

Stock Options

In 2009, the Board recommended and approved stock option grants to the NEOs based on the level of the individual's responsibility and individual contributions to the Company. The Board approves all grants of stock options. The Board usually makes annual grants to NEOs in the first or second fiscal quarter in connection with our annual reviews and initially upon hiring such officers. The number of option shares granted to each NEO is determined by reviewing historical grants and the contribution to the Company in the prior fiscal year. The grant of stock options to NEOs typically occurs at the first regularly scheduled monthly Board meeting following the completion of our annual reviews in the first fiscal quarter of each year. The grant to the Company's CEO, Mr. Martin typically occurs at the regularly scheduled Board meeting concurrent with the Annual Meeting. We set the exercise price of the stock options at the closing price of our common stock on the day the grant was approved by the Board as reported on the NASDAQ Capital Market, or if there were no sales on that date, the last day on which the stock was traded prior to the date the grant was approved. The compensation committee determined, based on Radford surveys and comparison to peer group of companies, that some of our NEOs total cash compensation for 2009 fell below the cash compensation levels at certain competitor companies. Stock option grants in September 2008 of 50,000 shares to Mr. Rees with a grant date fair value of $30,390, and 100,000 shares to Mr. Weirich with a grant date fair value of $60,780 were granted to take into account this shortfall. In September 2008, Mr. Martin received a grant of options to purchase 100,000 shares upon his re-election to our Board at the 2008 Annual Meeting of Stockholders in August 2008. In November 2008, Mr. Weirich received a stock option grant of 250,000 shares of the Company's common stock with a grant date fair value of $103,900 upon his promotion to President of the Company. These were the only stock option grants the NEOs received in fiscal 2009.

On January 27, 2009, the Board approved the acceleration of unvested stock options to purchase 3,902,186 shares of common stock. 888,027 of these shares are subject to options held by NEOs. These options held by our NEOs, taken as a whole, have a weighted average exercise price of $1.01 per share and range from $0.63 to $1.79 per share, and a weighted average remaining vesting term of 2.9 years. This vesting acceleration represented a material compensation benefit to our NEOs, though not one that we were obligated to record for accounting or income tax reporting purposes. Moreover, the Board believes this vesting acceleration will benefit stockholders as a whole because the net effect of this action is to largely eliminate any FAS-123(R) stock-based compensation expense, resulting from past stock option grants, in future fiscal years. Because stock-based compensation represented a large percentage of the Company's net loss for fiscal 2009, the Board believes that eliminating these stock-based compensation charges will put the Company in a favorable position to generate net income on a GAAP basis in fiscal 2010.

While we do not have stock ownership guidelines; however, we believe stock options are important to align the executive's interest with that of our stockholders.

Profit Sharing

In 1995, the Board adopted a resolution implementing a profit sharing plan that provides the potential for additional compensation to employees equal to 15% of quarterly net income before tax and change in fair value of warrant liability. Of these amounts, one third is shared by all of our employees, one third is shared by key employees identified by the Board, and one third is shared by all of our executive officers. Profit sharing payments totaling $234,583 were paid to our employees based on the performance from the first and third quarters of fiscal 2009. The CEO received $13,041 and all NEOs received a total of $38,994 in profit sharing payments in fiscal 2009.

Other Benefits

Employee Stock Purchase Plan. In order to provide employees at all levels with greater incentive to contribute to our success, we provide employees, including our executive officers, with the opportunity to purchase discounted shares of common stock under the 1996 Employee Stock Purchase Plan (the "Purchase Plan"), which is intended to be a qualified plan under Section 423 of the Internal Revenue Code. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a price equal to 85% of the fair market value of the common stock at the beginning of each two year offering period or the end of a six month purchase period, whichever is lower. We suspended the Purchase Plan in 2003 and reactivated the Plan in fiscal 2005. When the Purchase Plan was reinstated in fiscal 2005, the offering period was reduced from two years to one year. The contribution amount may not exceed ten percent of an employee's base compensation or $25,000 for each calendar year (whichever is less), including commissions but not including bonuses and overtime. In the event of a merger of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company, the Purchase Plan provides that a new exercise date will be set for each option under the plan which exercise date will occur before the date of the merger or asset sale.

Additional Benefits. We offer additional benefits designed to be competitive with overall market practices and to attract, retain and motivate the talent needed by us to achieve our strategic and financial goals. All United States salaried employees, including officers, are eligible to participate in our Section 401(k) plan, health care coverage, life insurance, disability, paid time-off and paid holidays. Certain named executive officers are entitled to receive additional benefits upon an acquisition of the Company as described below under Potential Payments Upon Termination or Change of Control.

Tax and Accounting Considerations

Our compensation committee has reviewed the impact of tax and accounting treatment on the various components of our executive compensation program. We believe that achieving the compensation objectives discussed above is more important than the benefit of tax deductibility and our executive compensation programs may, from time to time, limit the tax deductibility of compensation. Nevertheless, when not inconsistent with these objectives, we endeavor to award compensation that will be deductible for income tax purposes. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly-held companies for compensation paid to "covered" executive officers, to the extent that compensation paid to such an officer exceeds $1 million during the taxable year. None of the compensation paid to our covered executive officers for the year ended March 31, 2009 that would be taken into account under Section 162(m) exceeded the $1 million limitation.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Based on this review and discussion, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

THE COMPENSATION COMMITTEE
Donn Wilson, *Chairman*
Christopher McNiffe

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary	Bonus	Option Awards (1)	All Other Compensation	Total
Bryan R. Martin	2009	$245,000	$13,041	$193,847	$2,028	$453,916
Chairman and Chief Executive Officer	2008	$228,333	$18,387	$104,321	$1,988	$353,029
	2007	$225,000	--	$133,069	$1,944	$360,013
Dan Weirich	2009	$239,167	$12,980	$362,727	$1,857	$616,731
President and Chief Financial Officer	2008	$205,833	$20,570	$92,918	$1,816	$321,137
	2007	$197,840	--	$77,204	$1,763	$267,807
Huw Rees	2009	$235,000	$12,973	$178,852	$2,256	$429,081
Vice President, Business Development	2008	$218,333	$20,868	$90,347	$2,196	$331,744
	2007	$215,000	--	$120,483	$2,180	$337,663

(1) Amounts shown do not reflect compensation actually received by the NEO. Instead, the dollar value of these awards is the compensation cost recognized for financial statement reporting purposes for the fiscal years ended March 31, 2009, March 31, 2008, and March 31, 2007, in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, "Share-based Payments," (SFAS 123R), but excluding any estimate for future forfeitures. See note 4 to our Consolidated Financial Statements reported in our Annual Report on Form 10-K for our fiscal year ended March 31, 2009 for details used to determine the fair value of the option awards.

Grants of Plan-Based Awards Table – Fiscal 2009

The following table sets forth certain information regarding options granted to the NEOs during the fiscal year ended March 31, 2009.

Name	Grant Date (1)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards (2)
Bryan R. Martin	9/30/2008	100,000(3)	$0.87	$60,780
Dan Weirich	9/30/2008	100,000	$0.87	$60,780
	11/6/2008	250,000	$0.63	$103,900
Huw Rees	9/30/2008	50,000	$0.87	$30,390

(1) Such grants have a 10-year life and 1/48th of the total number of shares vest monthly on the last day of each full month after the vesting commencement date thereafter until all of the options have vested.
(2) Calculated based on the fair value of options granted during fiscal 2009 under SFAS 123R.
(3) Mr. Martin was granted options to purchase 100,000 shares of common stock upon his re-election to the Board at the 2008 Annual Meeting of Stockholders.

Outstanding Equity Awards at Fiscal Year-End 2009

The following table sets forth certain information concerning outstanding equity awards held by the NEOs at March 31, 2009.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price	Option Expiration Date
Bryan R. Martin	15,000 (2)	--	$4.50	4/9/2009
	20,000 (3)	--	$4.00	7/20/2009
	125,000 (4)	--	$12.56	5/16/2010
	50,000 (5)	--	$11.75	7/18/2010
	80,000 (6)	--	$2.31	12/19/2010
	525,413 (7)	--	$1.88	2/28/2011
	1,000 (8)	--	$0.96	11/20/2011
	100,000 (9)	--	$1.18	1/30/2012

	2,000 (10)	--	$0.56	7/23/2012
	125,000 (11)	--	$1.72	9/17/2013
	100,000 (12)	--	$3.35	11/22/2014
	100,000 (13)	--	$1.79	8/23/2015
	100,000 (14)	--	$1.27	10/24/2016
	100,000 (15)	--	$1.26	8/28/2017
	100,000 (16)	--	$0.87	9/30/2018
Dan Weirich	50,000 (17)	--	$2.81	3/23/2014
	25,000 (18)	--	$1.32	4/26/2015
	100,000 (19)	--	$1.59	4/18/2016
	200,000 (20)	--	$1.07	6/20/2016
	100,000 (15)	--	$1.26	8/28/2017
	100,000 (16)	--	$0.87	9/30/2018
	250,000 (21)	--	$0.63	11/6/2018
Huw Rees	20,000 (22)	--	$4.50	4/28/2009
	10,000 (23)	--	$4.09	11/16/2009
	10,000 (5)	--	$11.75	7/18/2010
	25,000 (24)	--	$9.31	9/19/2010
	60,000 (6)	--	$2.31	12/19/2010
	100,000 (7)	--	$1.88	2/28/2011
	1,000 (8)	--	$0.96	11/20/2011
	100,000 (9)	--	$1.18	1/30/2012
	2,000 (10)	--	$0.56	7/23/2012
	125,000 (11)	--	$1.72	9/17/2013
	50,000 (12)	--	$3.35	11/22/2014
	100,000 (25)	--	$1.72	10/25/2015
	100,000 (26)	--	$1.48	5/23/2016

100,000 (15)	--	$1.26	8/28/2017
50,000 (16)	--	$0.87	9/30/2018

(1) All options have a 10-year life and 1/48th of the total number of shares vest monthly on the last day of each full month after the vesting commencement date until all of the options have vested. On January 27, 2009, the Board approved the acceleration of unvested stock options to purchase 3,902,186 shares of common stock. Consequently, all of the unexercised options identified in this table are fully vested.

(2) Stock options granted April 9, 1999

(3) Stock options granted July 20, 1999.

(4) Stock options granted May 16, 2000.

(5) Stock options granted July 18, 2000.

(6) Stock options granted December 19, 2000.

(7) Stock options granted February 28, 2001.

(8) Stock options granted November 20, 2001.

(9) Stock options granted January 30, 2002.

(10) Stock options granted July 23, 2002.

(11) Stock options granted September 17, 2003.

(12) Stock options granted November 22, 2004.

(13) Stock options granted August 23, 2005.

(14) Stock options granted October 24, 2006.

(15) Stock options granted August 28, 2007.

(16) Stock options granted September 30, 2008.

(17) Stock options granted March 23, 2004.

(18) Stock options granted April 26, 2005.

(19) Stock options granted April 18, 2006.

(20) Stock options granted June 20, 2006.

(21) Stock options granted November 6, 2008.

(22) Stock options granted April 28, 1999.

(23) Stock options granted November 16, 1999.

(24) Stock options granted September 19, 2000.

(25) Stock options granted October 25, 2005.

(26) Stock options granted May 23, 2006.

There were no NEO exercises of stock options in fiscal 2009.

Potential Payments Upon Termination or Change of Control

In 1995, the Board adopted a resolution providing that, in the event of a change in control, all stock options held by our officers under any Company stock option plan shall vest immediately without regard to the term of the option. In addition, in such an event, each officer shall be entitled to one year of severance pay and continuing medical, dental and vision benefits for life at such time an officer voluntarily or involuntarily leaves the Company, provided that such medical, dental and vision benefits shall cease should such officer accept employment with a competing company. Pursuant to that 1995 Board resolution, a change of control is defined as an individual or corporate entity and any related parties cumulatively acquiring stock greater than or equal to 35% of our fully diluted stock. The Board has the power to modify or revoke this resolution at any time.

The following table quantifies potential payments to our NEOs upon termination of employment or change-in-control assuming the triggering event took place on March 31, 2009, the last business day of our last completed fiscal year.

Name	Cash Severance Payment	Bonus Payment	Acceleration of Stock Options Unvested	Continuation of Medical / Dental and Vision Benefits (1)	Total Payout
Bryan R. Martin					
Change in Control	--	--	--	--	--
Termination or resignation following a Change in Control	$245,000	--	--	$332,454	$577,454
Dan Weirich					
Change in Control	--	--	--	--	--
Termination or resignation following a Change in Control	$245,000	--	--	$429,464	$674,464
Huw Rees					
Change in Control	--	--	--	--	--
Termination or resignation following a Change in Control	$235,000	--	--	$251,209	$486,209

(1) Upon a Change in Control of the Company, NEOs are provided medical, dental and vision benefits for life. The payments related to continuation of medical benefits in the table assume an annual inflation rate of 3% on the current premium for each NEO and a life expectancy of 78 years.

Employment and Indemnification Arrangements

We do not have any employment contracts in effect with any of our NEOs or members of our executive management team.

We have entered into indemnification agreements with each of our current and former directors and the members of our executive management team, including our NEOs, in addition to the indemnification provided for in our certificate of incorporation and bylaws and the 2006 Stock Plan. Such indemnification agreements require us to indemnify the directors and executive officers to the fullest extent permitted by Delaware law. These agreements, among other things, provide for indemnification of our directors and executive officers for any expenses, including attorneys' fees, judgments, fines, penalties and settlement amounts reasonably incurred by any such person in connection with any threatened, pending or completed action, suit or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company.

Compensation of Directors

We use a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, we consider the significant amount of time that our directors expend in fulfilling their duties as well as the skill-level required by us of members of our Board.

Cash Compensation Paid to Directors

Directors who are also employees of the Company do not receive any additional cash compensation for serving as directors.

We have historically paid non-employee directors a cash fee for attendance of Board meetings and reimbursed directors for certain expenses in connection with attendance at Board meetings. Non-employee directors receive fees of $2,000 for each telephonic Board and committee meeting and $5,000 for attendance of in-person Board and committee meetings. The Chairman of the audit committee is also paid an annual stipend of $10,000. A director may elect to defer payment of all or a portion of the annual retainer and meeting fees payable to him to postpone taxation on such amounts.

In addition, upon termination of service as a director of the Company or upon a change in control of the Company, each of the non-employee directors and their immediate families will be eligible for medical insurance coverage for life, subject to the director reimbursing the cost of such coverage to the Company. However, if an individual commences coverage under another plan, coverage under our medical insurance will be discontinued. In addition, upon a change in control of the Company any unvested non-employee director options shall become fully vested. For these purposes, a change in control is defined as a transaction or series of transactions, including merger or consolidation of the Company into or with any other entity or corporation or the merger or consolidation of any other corporation into or with the Company, in which any person, entity or group of persons and/or entities acting in concert acquire(s) shares of the Company's stock representing 50% or more of the outstanding voting power of the Company, including voting shares issued or issuable upon conversion of any convertible security outstanding on the date of such transaction including, without limitation, stock options.

Equity-Based Grants to Directors

Non-employee directors are also eligible for discretionary and non-discretionary grants of stock options under the 1996 Director Option Plan, 1996 Stock Option Plan, the 1999 Nonstatutory Stock Option Plan and the 2006 Stock Plan. Under an amendment to the Director Plan approved by our stockholders in August 2000, non-employee directors receive a non-discretionary grant of options to purchase 40,000 shares upon their initial election to the Board and receive annual grants of options to purchase 15,000 shares upon their re-election. Subsequent to August 2000, the Board increased the amount of the annual grant of options awarded upon a director's re-election to purchase 100,000 shares. In 2005, the Board determined that employee directors would receive the same grant of options to purchase 100,000 shares upon their re-election to the Board effective with their re-election to the Board at the 2005 Annual Meeting of Stockholders. The vesting terms for the initial non-discretionary grant are 25% at the end of one year and monthly thereafter. Subsequent non-discretionary grants vest monthly over a period of 48 months. Grants are not made upon re-election in cases where the initial term is shorter than six months.

Non-NEO Director Compensation Table – Fiscal 2009

Name	Fees Earned or Paid in Cash	Option Awards (1)(2)(3)	Total
Guy L. Hecker, Jr.	$ 70,000	$ 204,647	$ 274,647
Christopher McNiffe	$ 54,000	$ 204,647	$ 258,647
Joe Parkinson	$ -- (4)	$ 178,772	$ 178,772
Donn Wilson	$ 68,000	$ 204,647	$ 272,647

(1) The dollar value of these awards is the compensation cost recognized for financial statement reporting purposes for the fiscal year ended March 31, 2009 in accordance with the provisions of SFAS 123R, but excluding any estimate for future forfeitures and reflecting the effect of any actual forfeitures. See note 4 to our Consolidated Financial Statements reported in our Form 10-K for our fiscal year ended March 31, 2009 for details used to determine the fair value of the option awards.

(2) As of March 31, 2009, each of our non-NEO directors held outstanding options to purchase the following number of shares of our common stock: Guy L. Hecker, Jr., 730,000; Christopher McNiffe, 540,000; Joe Parkinson, 1,253,000; and Donn Wilson, 540,000.

(3) On September 30, 2008, Mr. Hecker, Mr. McNiffe, Mr. Parkinson and Mr. Wilson received stock option grants to purchase 100,000 shares of common stock. The grant date fair value of each of these stock option grants is $60,780. This expense will be recognized for financial statement reporting purposes in accordance with the provisions of SFAS 123R as noted in footnote (1) of this table.

(4) Mr. Parkinson is an employee of the Company and was paid a salary of $100,000 and a profit sharing bonus of $676 for the fiscal year ended March 31, 2009 and does not receive additional cash compensation except stock options for his director duties.

Equity Compensation Plan Information

The following table provides information concerning our common stock that may be issued upon the exercise of options under all of our existing equity compensation plans as of March 31, 2009, including the 2006 Stock Plan, 1999 Nonstatuatory Stock Option Plan, the 1996 Stock Option Plan, the 1996 Director Option Plan, the 1992 Stock Option Plan and the Employee Stock Purchase Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Rights	Weighted-Average Exercise Price of Outstanding Options Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the 1st Column of This Table)
Equity Compensation plans approved by security holders	10,053,128	$1.72	2,491,405 (1)
Equity Compensation plans not approved by security holders (2)	683,151	$3.70	--
Total	10,736,279	$1.85	2,491,405 (1)

(1) The number of securities remaining for issuance consists of 2,415,875 shares issuable under our 2006 Stock Plan and 75,530 under our Employee Stock Purchase Plan. All other option plans have expired or been terminated.

(2) Issued under the 1999 Nonstatuatory Stock Option Plan, which due to the broad-based nature of the plan did not require approval of our stockholders. The 1999 Nonstatuatory Stock Option Plan was cancelled by the Board in May 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 2, 2009 by:

- each person (or group of affiliated persons) who is known by us to own beneficially 5% or more of our common stock;

- each of our directors and nominees for election as directors;

- each of the Named Executive Officers; and

- all directors and officers as a group.

Ownership information is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. The number of shares of common stock beneficially owned by each person is determined under rules promulgated by the SEC. Under such rules, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power, and also includes any shares that the person has the right to acquire within sixty days of the Record Date. Applicable percentages are based upon 62,694,039 voting shares issued and outstanding as of June 2, 2009, and treating any shares that the holder has the right to acquire within sixty days as outstanding for purposes of computing their percent ownership. Unless otherwise noted, the address of the beneficial owner is c/o 8x8, Inc. 3151 Jay Street, Santa Clara, CA 95054.

Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Riverview Group LLC	3,659,624 (1)	5.5%
c/o Millennium Management, L.L.C.		
666 Fifth Avenue		
New York, New York 10103		
Executive Officers & Directors:		
Bryan R. Martin	1,808,623	2.8%
Dan Weirich	892,924	1.4%
Huw Rees	887,414	1.4%
Joe Parkinson	1,423,504	2.2%
Guy L. Hecker, Jr.	909,804	1.4%
Christopher McNiffe	554,210	*
Donn Wilson	549,479	*
All officers and directors as a group	7,025.958	11.0%
(7 persons)		

*   Less than 1%

(1)   According to Schedule 13G filed on February 12, 2009 on behalf of Riverview Group LLC, Millenco LLC, Millennium Management LLC and Israel A. Englander. Includes 3,659,624 shares with shared voting power of common stock issuable by warrant to Riverview Group LLC. 2,071,818 warrants have an exercise price of $2.79 per share and an expiration date of June 21, 2009, and 1,587,806 warrants have an exercise price of $3.61 per share and an expiration date of September 30, 2009.

(2)   Includes the following number of shares subject to options that were exercisable at or within sixty days after June 2, 2009: Mr. Martin, 1,528,413; Mr. Weirich, 825,000; Mr. Rees, 833,000; Mr. Parkinson, 1,253,000; Mr. Hecker, 729,479; Mr. McNiffe, 539,479; Mr. Wilson, 539,479 and all directors and officers as a group, 6,247,850.

TRANSACTIONS WITH RELATED PERSONS AND CERTAIN CONTROL PERSONS

During fiscal 2009, there were no transactions, or series of similar transactions, to which we were or are to be a party in which the amount involved exceeds $120,000, and in which any of our directors or executive officers, any holders of more than 5% of our common stock, any members of any such person's immediate family, had or will have a direct or indirect material interest, other than compensation described in "Compensation of Non-employee Directors" and "Executive Compensation" above.

It is our policy to require that all transactions between us and any related person, as defined above, must be approved by a majority of our Board, including a majority of independent directors who are disinterested in the transactions to be approved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires 8x8's officers and directors and persons who beneficially own more than ten percent of our common stock (collectively, "Reporting Persons") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of such reports received or written representations from certain Reporting Persons during the fiscal year ended March 31, 2009, we believe that all Reporting Persons complied with all applicable reporting requirements.

STOCKHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

To be considered for inclusion in our proxy statement relating to the 2010 Annual Meeting of Stockholders, stockholder proposals pursuant to Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934 must be received a reasonable time before the date we make available our proxy materials for the 2010 Annual Meeting of Stockholders, but in no event later than February 19, 2010.

For any other business to be properly submitted by a stockholder for the 2010 Annual Meeting of Stockholders, the stockholder must give us timely notice in writing. To be considered timely for the 2010 Annual Meeting of Stockholders, such stockholder's notice must be delivered to or mailed and received by the Secretary of the corporation not less than 90 days prior to the meeting; provided, however, that in the event that less than 100 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. All stockholder proposals should be addressed to the attention of our Secretary at our principal office and contain the information required by our bylaws and applicable SEC rules.

OTHER MATTERS

Our Board knows of no other matters to be presented for stockholder action at the 2009 Annual Meeting. However, if other matters do properly come before the 2009 Annual Meeting or any adjournments or postponements thereof, our Board intends that the persons named in the proxies will vote upon such matters in accordance with the best judgment of the proxy holders.

BY ORDER OF THE BOARD OF DIRECTORS



Santa Clara, CA   Bryan R. Martin
June 18, 2009   Chairman and Chief Executive Officer

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION
OF 8X8, INC.

8x8, Inc. (the "Corporation"), a corporation duly organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1. The Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on July 7, 1997, as amended, is hereby amended by deleting the first paragraph of Article IV thereof in its entirety and substituting the following in lieu thereof:

"The Corporation shall be authorized to issue 105,000,000 shares of capital stock, of which 100,000,000 shares shall be shares of Common Stock, $.001 par value ("Common Stock") and 5,000,000 shares shall be shares of Preferred Stock, $.001 par value ("Preferred Stock").

Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time"), every [   ] shares of the Corporation's common stock, par value $.001 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into one share of common stock, par value $.001 per share, of the Corporation (the "New Common Stock").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to the Corporation's transfer agent, as agent for, the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by the transfer agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the New Common Stock on The Nasdaq Capital Market or such other market of The NASDAQ Stock Market LLC on which the New Common Stock is listed at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any factional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph."

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, 8x8, Inc. has caused this Certificate to be executed by its duly authorized officer on this day   of   , 200 .

8X8, INC.

BY:_____

Name:
Office

 **8x8, Inc.**



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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on July 30, 2009.

 **Vote by Internet**
• Log on to the Internet and go to
  www.investorvote.com/EGHT
• Follow the steps outlined on the secured website.

 **Vote by telephone**
• Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
• Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

123456   C0123456789   12345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote <u>FOR</u> all the nominees listed and <u>FOR</u> Proposals 2 and 3.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - GUY L. HECKER, JR.	☐	☐	02 - BRYAN R. MARTIN	☐	☐	03 - CHRISTOPHER MCNIFFE	☐	☐
04 - JOE PARKINSON	☐	☐	05 - DONN WILSON	☐	☐			

	For	Against	Abstain
2. PROPOSAL TO RATIFY THE APPOINTMENT OF MOSS ADAMS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2010.	☐	☐	☐
3. PROPOSAL TO APPROVE AN AMENDMENT OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK, PAR VALUE $0.001 PER SHARE, AND GRANT TO THE COMPANY'S BOARD OF DIRECTORS THE AUTHORITY TO SET THE RATIO FOR THE REVERSE STOCK SPLIT IN THE RANGE OF ONE-FOR-TWO (1:2) TO ONE-FOR-TEN (1:10), IN ITS SOLE DISCRETION. THE COMPANY'S BOARD OF DIRECTORS MAY ALTERNATIVELY ELECT TO ABANDON SUCH PROPOSED AMENDMENT AND NOT EFFECT THE REVERSE STOCK SPLIT AUTHORIZED BY STOCKHOLDERS, IN ITS SOLE DISCRETION.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name appears on your stock certificate. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians, attorneys and corporate officers should insert their titles.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		



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<STOCK#>   01200D



▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

8x8, Inc.

Proxy — 8X8, INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD JULY 30, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of 8x8, Inc., a Delaware corporation (the "Company"), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement, and hereby appoints Bryan R. Martin and Dan Weirich, and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf of the undersigned, to represent the undersigned at the 2009 Annual Meeting of Stockholders of 8x8, Inc. to be held at the offices of the Company at 3151 Jay Street, Santa Clara, California 95054 on Tuesday, July 30, 2009 at 10:00 a.m., PDT time, and at any adjournment or adjournments thereof, and to vote all shares of the Company's voting securities that the undersigned would be entitled to vote if then and there personally present, on all matters set forth on the reverse side hereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE HEREIN. IF NO SPECIFICATION IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE PERSONS AND THE PROPOSALS ON THE REVERSE SIDE HEREOF AND FOR SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING AS THE PROXYHOLDERS DEEM ADVISABLE.

Please mark, sign, date and return the proxy card promptly using the enclosed envelope.